Exhibit 99.1

Castor Maritime Inc. Announces the Acquisition of its First Ultramax Vessel

Limassol, Cyprus, July 25, 2024 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announces that on July 16, 2024, it entered, through a separate wholly-owned subsidiary, into an agreement to acquire a 2015-built Ultramax dry bulk carrier vessel from an unaffiliated third-party, for a purchase price of $25.5 million.

The acquisition is expected to be concluded by taking delivery of the vessel during the third quarter of 2024 and is subject to the satisfaction of certain customary closing conditions.

Petros Panagiotidis, Chief Executive Officer of the Company commented:

“In continuation of our efforts to renew and develop our fleet, we are excited to announce Castor’s entry into the Ultramax segment. We remain committed to our growth trajectory by seeking further opportunities in the shipping space, including opportunities to modernize our fleet”.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Following the completion of the above-mentioned vessel acquisition, Castor will own a fleet of 11 vessels, with an aggregate capacity of 0.8 million dwt, consisting of three Kamsarmax vessels, five Panamax dry bulk vessels, one Ultramax vessel and two 2,700 TEU containership vessels.

For more information, please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include factors and uncertainties in connection with the consummation of any acquisition or sale of vessels, the occurrence of any event, change or other circumstance that could cause us to record a different net gain or loss than expected on the sales of any of our vessels, the effects of the Company’s spin-off transaction or any similar transaction, our business strategy, dry bulk and containership market conditions and trends, the changes in the size and composition of our fleet, our ability to realize the expected benefits of vessel acquisitions, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, fluctuations in interest rates and currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of accidents, adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com